August 1, 2011
Ms. Erin Purnell
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549
Dear Ms. Purnell,
We are in receipt of the Securities and Exchange Commission’s letter dated July 14, 2011 commenting on DCB Financial Corp’s Form 10-K for the year-ended December 31, 2010 (File No. 000-22387).
Per our phone discussion on July 27, 2011, we are requesting a 10 day extension for our response. This additional time will allow us to complete the needed research and documentation, and ensure proper legal and accounting review.
Sincerely,
John A. Ustaszewski
Senior Vice President and CFO
/s/ John A. Ustaszewski